Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 135 and Rule 425(b) under the
                                           United States Securities Act of 1933,
                as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
                       United States Securities Exchange Act of 1934, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                          Date: February 4, 2004


         ON FEBRUARY 4, 2004, THE FOLLOWING ADVERTISEMENT WAS PUBLISHED ON BEHALF OF SANOFI-SYNTHELABO IN THE FINANCIAL TIMES EUROPEAN EDITION AND THE INTERNATIONAL HERALD TRIBUNE EUROPEAN EDITION.

                                     * * * *

                      WE REFUSE TO ACCEPT THAT NOT EVERYONE
                        CAN BENEFIT FROM OUR DISCOVERIES.


                  [Close-up image of a smiling mongolian woman]


If you had a new medicine that could help eradicate a disease, would you accept to postpone its distribution? No. Because health matters, the coming together of Sanofi-Synthelabo and Aventis will enable us to meet patients' needs more effectively by making new treatments accessible through an extensive global network. Our project will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.


               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


 This advertisement does not constitute an offer to sell, or an offer to purchase, any securities


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